Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of February 28, 2023

The principal balances and results accumulated for the period ending February 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,014,581
Loans and accounts receivables from customers and banks, net	37,751,539
Loans and accounts receivables from customers at fair value, net	208,126
Financial instruments	11,158,492
Financial derivative contracts	12,295,355
Other asset ítems	6,302,456
Total assets	**69,730,549**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,033,023
Time deposits and other time liabilities	13,370,050
Issued debt and regulatory capital instruments	9,664,818
Financial derivative contracts	14,571,750
Other liabilities items	13,859,899
Total equity	4,231,009
Total liabilities and Equity	**69,730,549**

Equity attributable to:	
Equity holders of the Bank	4,119,332
Non-controlling interest	111,677

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	178,378
Net fee and commission income	83,737
Result from financial operations	52,842
Total operating income	**314,957**
Provision for loan losses	(81,732)
Support expenses	(136,833)
Other results	(3,617)
Income before tax	**92,775**
Income tax expense	(5,393)
Net income for the period	**87,382**

Attributable to:	
Equity holders of the Bank	85,273
Non-controlling interest	2,109

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de Febrero de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de febrero de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.014.581
Créditos y cuentas por cobrar a clientes y bancos	37.751.539
Créditos y cuentas por cobrar a clientes a valor razonable	208.126
Instrumentos financieros	11.158.492
Contratos de derivados financieros	12.295.355
Otros rubros del activo	6.302.456
Total Activos	**69.730.549**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.033.023
Depósitos y otras captaciones a plazo	13.370.050
Instrumentos de deuda y capital regulatorio emitidos	9.664.818
Contratos de derivados financieros	14.571.750
Otros rubros del pasivo	13.859.899
Total patrimonio	4.231.009
Total Pasivos y Patrimonio	**69.730.549**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.119.332
Interés no controlador	111.677

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	178.378
Ingresos neto de comisiones	83.737
Resultado de operaciones financieras	52.842
Total ingresos operacionales	**314.957**
Gasto de pérdidas crediticias	(81.732)
Gastos de apoyo	(136.833)
Otros resultados	(3.617)
Resultado antes de impuesto	**92.775**
Impuesto a la renta	(5.393)
Utilidad consolidada del periodo	**87.382**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	85.273
Interés no controlador	2.109

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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